SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)

Ambarella, Inc.

(Name of Issuer)

Ordinary Shares, $0.00045 par value per share

(Title of Class of Securities)

G037AX101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G037AX101	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Matrix Partners VII, L.P. (04-3555553)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power See Item 5
	6.	Shared Voting Power See Item 5
	7.	Sole Dispositive Power See Item 5
	8.	Shared Dispositive Power See Item 5
9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) See Item 5
12.	Type of Reporting Person (See Instructions) PN

[1]

This Schedule 13G is filed by Matrix Partners VII, L.P. (“Matrix VII”); Matrix VII Management Co., L.L.C. (“Matrix VII MC”), the general partner of Matrix VII; and Andrew W. Verhalen (“Verhalen”), a managing member of Matrix VII MC, (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

SCHEDULE 13G

CUSIP No. G037AX101	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Matrix VII Management Co., L.L.C. (04-3555044)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[2]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power See Item 5
	6.	Shared Voting Power See Item 5
	7.	Sole Dispositive Power See Item 5
	8.	Shared Dispositive Power See Item 5
9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) See Item 5
12.	Type of Reporting Person (See Instructions) OO

[2]	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

SCHEDULE 13G

CUSIP No. G037AX101	Page 4 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Andrew W. Verhalen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[3]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power See Item 5
	6.	Shared Voting Power See Item 5
	7.	Sole Dispositive Power See Item 5
	8.	Shared Dispositive Power See Item 5
9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) See Item 5
12.	Type of Reporting Person (See Instructions) IN

[3]	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

SCHEDULE 13G
CUSIP No. G037AX101		Page 5 of 8

Item 1(a)	Name of Issuer:

Ambarella, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2975 San Ysidro Way

Santa Clara, CA 95051

Item 2(a)	Name of Person Filing:

The reporting persons are:

Matrix Partners VII, L.P. (“Matrix VII”);

Matrix VII Management Co., L.L.C. (“Matrix VII MC”); and

Andrew W. Verhalen (“Verhalen”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of each of the reporting persons is:

c/o Matrix Partners

101 Main Street, 17th Floor

Cambridge, MA 02142

Item 2(c)	Citizenship:

Matrix VII           Delaware limited partnership

Matrix VII MC    Delaware limited liability company

Verhalen              U.S. citizen

Item 2(d)	Title of Class of Securities:

This Schedule 13G report relates to the Common Stock, par value $0.00045 per share (the “Ordinary Shares”), of Ambarella, Inc.

Item 2(e)	CUSIP Number:

G037AX101

Item 3	Description of Person Filing:

Not applicable.

SCHEDULE 13G
CUSIP No. G037AX101		Page 6 of 8

Item 4	Ownership:

(a)	Amount Beneficially Owned

See Item 5

(b)	Percent of Class:

See Item 5

(c)	Number of Shares as to which the Person has:

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

See Item 5

SCHEDULE 13G
CUSIP No. G037AX101		Page 7 of 8

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [☒].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SCHEDULE 13G
CUSIP No. G037AX101		Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 10, 2014.

Matrix Partners VII, L.P.
By: Matrix VII Management Co., L.L.C., its General Partner

By:	/s/ Andrew W. Verhalen
Andrew W. Verhalen, Authorized Member

Matrix VII Management Co., L.L.C.

By:	/s/ Andrew W. Verhalen
Andrew W. Verhalen, Authorized Member

/s/ Andrew W. Verhalen
Andrew W. Verhalen

SCHEDULE 13G
CUSIP No. G037AX101

Exhibit I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Ambarella, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 10th day of February, 2014.

Matrix Partners VII, L.P.
By: Matrix VII Management Co., L.L.C., its General Partner

By:	/s/ Andrew W. Verhalen
Andrew W. Verhalen, Authorized Member

Matrix VII Management Co., L.L.C.

By:	/s/ Andrew W. Verhalen
Andrew W. Verhalen, Authorized Member

/s/ Andrew W. Verhalen
Andrew W. Verhalen